NEWS RELEASE                                                          EXHIBIT 27

                                                                        CONTACT:
                                                                  Michael F. Loy
                                                        Vice President - Finance
                                                                  (713) 963-5904

FOR IMMEDIATE RELEASE


              PROLER INTERNATIONAL CORP. AFFIRMS RECOMMENDATION OF
                        SCHNITZER TENDER OFFER AND MERGER


        Houston, Texas: November 19, 1996 - Proler International Corp. (NYSE:PS) announced today that it is transmitting to its stockholders a letter describing the status of the pending sale of the Company and outlining factors that the Proler Board anticipates will continue to be of paramount concern in its deliberations.

        As previously reported, Schnitzer Steel Industries, Inc. is conducting an all cash, all shares tender offer for Proler stock at $9.00 per share under a merger agreement with Proler. The Schnitzer offer is scheduled to close on November 29, 1996, subject to clearance under the Hart Scott Rodino Act and certain other conditions.

        Hugo Neu Corporation has also announced a proposal to acquire Proler through a tender offer and merger at $9.00 per share. Hugo Neu's proposal involves contingencies not applicable to Schnitzer's offer, including the arrangement of financing and the satisfaction of certain conditions.

        In its letter to Stockholders, Proler's Board reaffirms its recommendation that Proler stockholders accept the Schnitzer offer and tender their shares.

        The text of the Proler letter to stockholders follows.

        Proler is an environmental services company involved in the recovery and recycling of scrap metals and industrial wastes to produce high-quality commercial products. Its shares are traded on the New York Stock Exchange under the symbol PS.

PS Affirms Recommendation of Schnitzer Offer
Page 2
November 19, 1996


Dear Proler Stockholder:

        Since we last wrote to you on September 20, 1996 announcing the signing of the merger agreement between Proler International Corp. and Schnitzer Steel Industries, Inc., there have been a number of important developments affecting our Company and our stockholders. The purpose of this letter is both to describe the status of the pending sale of the Company and to explain certain factors that the Board anticipates will continue to be of paramount concern in its deliberations.

PROLER'S MERGER AGREEMENT WITH SCHNITZER

        As previously announced, Schnitzer has modified its pending tender offer and merger commitment to acquire all of Proler's outstanding shares in three important ways.

        o Schnitzer has extended its tender offer and related withdrawal rights through November 29, 1996.

        o Schnitzer has increased the price in its tender offer and second step merger from $7.50 to $9.00 in cash for each Proler share.

        o Schnitzer has waived key conditions to its obligation to consummate its offer.

        In the judgment of Proler's Board, the practical consequence of Schnitzer's waiver of conditions is that THERE ARE NOW ONLY TWO SUBSTANTIVE CONDITIONS REMAINING TO BE SATISFIED IN ORDER FOR PROLER STOCKHOLDERS TO BE ABLE TO RECEIVE CASH FOR THEIR SHARES AT EXPIRATION OF THE SCHNITZER OFFER: (1) tender of a majority of Proler's shares and (2) receipt of antitrust clearance from the United States Department of Justice as required by the Hart Scott Rodino Act. As of November 18, 1996, approximately 52% of Proler's shares had been tendered. Based upon the advice of Proler's special antitrust counsel, the Board is hopeful that Hart Scott Rodino Act clearance will be obtained prior to the November 29, 1996 expiration date for Schnitzer's offer. Schnitzer has represented in the merger agreement that it has sufficient financial resources to consummate its offer, and its offer is not subject to obtaining any financing. Schnitzer is a public company, and its publicly disclosed financial statements are considered by the Board to provide adequate assurance that Schnitzer's offer is not subject to any financing contingency.

        In short, the Schnitzer transaction appears to the Proler Board to be highly likely to be capable of consummation in the near future.

PS Affirms Recommendation of Schnitzer Offer
Page 3
November 19, 1996


MERGER PROPOSAL FROM HUGO NEU

        Hugo Neu Corporation has publicly proposed that Proler terminate its merger agreement with Schnitzer and enter into a merger agreement with Hugo Neu, also providing for a cash tender offer and second step merger at $9.00 in cash per share. In the judgment of Proler's Board of Directors, the proposal from Hugo Neu differs from Proler's existing agreement with Schnitzer in several ways that are of serious concern to Proler's Board, including the following:

        o FINANCING. Hugo Neu's current proposal does not contain an express financing condition. However, Hugo Neu is a privately owned company, and the information we have received to date indicates that its financial ability to consummate its proposal is dependent upon completion of approximately $122 million of financing to refinance Hugo Neu's business, to fund its purchase of Proler and to refinance Proler's existing bank debt. Proler's management and financial advisors are currently undertaking to evaluate the proposals Hugo Neu has obtained for this financing, as well as Hugo Neu's overall financial strength.

        o CONDITIONS. Hugo Neu has not matched Schnitzer's waiver of key conditions to its obligation to purchase Proler shares.

                      (1) Hugo Neu has conditioned its obligation on the
                          continuing accuracy of Proler's representations and warranties under its proposed merger agreement. These representations and warranties cover matters that are beyond Proler's control.

                      (2) Hugo Neu has conditioned its offer on the absence of
                          any future event having an actual or reasonably foreseeable material adverse effect on Proler.

                In the judgment of Proler's Board, and particularly in view of Proler's financial condition and operating difficulties (discussed below), Hugo Neu's imposition of these conditions creates a risk that Hugo Neu might not in fact consummate its proposed purchase of Proler shares.

        o TIMING. Under provisions of the Securities Exchange Act, Hugo Neu's proposed tender offer for Proler shares could not be completed until, at the earliest, 20 business days after Hugo Neu commenced its tender offer. That period would be subject to extension under certain circumstances, such as any delay in

PS Affirms Recommendation of Schnitzer Offer
Page 4
November 19, 1996


                obtaining clearance under the Hart Scott Rodino Act (which has occurred in the case of the Schnitzer offer).

        o SCHNITZER AGREEMENT. In order to enter into a merger agreement with Hugo Neu, Proler would be required to terminate its merger agreement with Schnitzer. This would release Schnitzer from its obligation to purchase Proler shares and would require Proler to pay Schnitzer up to $3 million.

        Proler's Board has communicated to Hugo Neu its concerns about Hugo Neu's current proposal.

LITIGATION WITH HUGO NEU

        Hugo Neu, directly and through a subsidiary, is engaged in three joint ventures with Proler subsidiaries. These joint ventures account for the bulk of Proler's value. After Proler announced its merger agreement with Schnitzer, Hugo Neu commenced legal proceedings against Proler in New York to compel purported arbitration proceedings under the joint venture agreements, seeking to block consummation of the Schnitzer transaction. Proler sued Hugo Neu in Houston, Texas for tortious interference with the Schnitzer transaction.

        All claims of the parties are now before the court in Houston. After hearings, United States District Judge Lynn N. Hughes ruled that the transactions contemplated by Proler's merger agreement with Schnitzer are not subject to arbitration under the joint venture agreements. The court therefore denied Hugo Neu's motion to compel arbitration. Hugo Neu has filed a notice of appeal. Judge Hughes' ruling also denied, without prejudice, Proler's motion for a preliminary injunction against Hugo Neu's interference with the Schnitzer transaction.

        The most important consequence of these rulings is that, unless the rulings are reversed on appeal, the Schnitzer transaction can now proceed.

PROLER'S FINANCIAL CONDITION

        For some months, Proler has had, and disclosed, growing concerns regarding its liquidity position. The Company's liquidity problems reflect three main factors. (1) A continued build-up of inventory by the joint ventures, exacerbated by declining margins on joint venture sales, has resulted in increased working capital requirements that have strained Proler's financial resources. Proler has advised its joint venture partners that it cannot continue to fund its proportionate share of what it regards as excessive joint

PS Affirms Recommendation of Schnitzer Offer
Page 5
November 19, 1996


venture inventory levels. (2) Proler's non-joint venture operations have not generated satisfactory cash flow or earnings, primarily as a result of continuing poor results from Proler's wholly-owned copper recycling plant in Coolidge, Arizona. (3) In pursuing and defending the opportunity afforded to Proler stockholders under the Schnitzer merger agreement, Proler has incurred extraordinary costs, including very substantial legal fees and expenses as a result of Hugo Neu's efforts to block the Schnitzer transaction through litigation and purported arbitration proceedings.

        As of November 18, 1996, under its bank line of credit, Proler had outstanding borrowings of approximately $25.8 million out of a total borrowing capacity (based on the most recent required borrowing base computation) of approximately $27.3 million. Proler is dependent upon this bank line of credit for liquidity. The line of credit expires on January 31, 1997.

        If, for any reason, Proler is not acquired in the near future, the Board believes that in the absence of an unanticipated material improvement in operating results the Company would need additional capital resources to sustain itself as a going concern. There is no assurance that such resources would be available. Proler has disclosed details of its financial condition and liquidity problems to both Schnitzer and Hugo Neu.

MAXIMIZING VALUE FOR PROLER STOCKHOLDERS

        The Board of Directors believes that Proler's assets clearly have substantial value, as evidenced by the $9.00 per share cash price that has been agreed to by Schnitzer and proposed by Hugo Neu. At the same time, the Board believes that Proler's current financial condition makes it essential to consummate a sale of the Company in the near future in order to translate that value into cash for Proler stockholders.

        Proler's Board of Directors is committed to obtaining the highest value for you, the stockholders, that is reasonably achievable under the circumstances. In the context of Proler's present financial condition and operating business results, the Board believes that promptness and certainty of consummation are critical factors in assessing the value apparently offered by any potential alternative to the Schnitzer transaction.

        We currently anticipate obtaining Hart Scott Rodino Act clearance for the Schnitzer transaction within a short period of time, and Schnitzer has waived the other conditions about which the Board has the greatest concern. Both
J. C. Bradford & Co. and Chase Securities Inc., Proler's financial advisors, confirmed to the Board on

PS Affirms Recommendation of Schnitzer Offer
Page 6
November 19, 1996


November 15, 1996 their opinions that the Schnitzer offer is fair, from a financial point of view, to Proler stockholders. And a majority of Proler's shares have been tendered to Schnitzer. The Proler Board therefore considers the pending Schnitzer offer to be at a fair price, essentially unconditional and highly likely to be capable of consummation in the near future.

        ACCORDINGLY, THE BOARD OF DIRECTORS OF PROLER CONTINUES TO RECOMMEND THAT YOU ACCEPT SCHNITZER'S TENDER OFFER AND TENDER YOUR SHARES.

                                    By Order of the Board of Directors

                                    Herman Proler
                                    CHAIRMAN OF THE BOARD OF DIRECTORS

                                    Bruce W. Wilkinson
                                    PRESIDENT